

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«20 » September 20 04

№ 1101/6143

Securities and Exchange Commission

Division of Corporate Finance

Room 3094 (3-6)

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.


04045270





Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Data related to alteration in percentage of the issuer's participation in the share capital of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making up not less than 5%

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED

OCT 0 4 2004

THOMSON
FINANCIAL

10/4

Data that can affect materially the value of the issuer's securities

«Data related to alteration in percentage of the issuer's participation in the share capital of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making up not less than 5%».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: limited company «MABV-GRUPP» (abbreviation – OOO «MABV-GRUPP»).
7. Location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: 3 Vladimirskaj ul., 23, Moscow, 111123.
8. Percentage of participation of Bank Vozrozhdeniye (OAO) in the share capital of OOO «MABV-GRUPP» before alteration: 0,00%.
9. Portion of participation of Bank Vozrozhdeniye (OAO) in the share capital of OOO «MABV-GRUPP» after alteration: 100%.
10. Date when the Bank Vozrozhdeniye's percentage of participation in the share capital of OOO «MABV-GRUPP» changed: 14.09.2004.

Deputy Chairman of
Bank Voarozhdeniye (OAO)   (*signature*)   A.V.Dologopolov
September 14th, 2004
Stamp